

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2022

Keefer M. Lehner
Chief Financial Officer
KLX Energy Services Holdings, Inc.
3040 Post Oak Boulevard
15th Floor
Houston, TX 77056

> **Re: KLX Energy Services Holdings, Inc.**
> **Form 10-KT for the Year Ended December 31, 2021**
> **Filed March 14, 2022**
> **Form 8-K filed November 9, 2022**
> **File No. 001-38609**

Dear Keefer M. Lehner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2021

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 55

1. Please expand your discussion to include an analysis of your operating results for each of your reportable segments. When describing the changes in your results of operations on both a consolidated and segment basis, specifically identify and quantify the key drivers contributing the material changes in each period. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350.

Form 8-K filed November 9, 2022

Exhibit 99.1
Non-GAAP Financial Measures, page 10

2.   We note you present Adjusted EBITDA margin on a consolidated and segment basis. Please present the most directly comparable GAAP margin with equal or greater prominence to comply with Item 10(e)(1)(i)(A) of Regulation S-K. Refer to Question 102.10 of the Compliance and Disclosure Interpretations for Non-GAAP Measures.

        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Branch Chief, at (202) 551-3650 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Energy & Transportation